Nukkleus Inc.

525 Washington Boulevard

Jersey City, New Jersey 07310

February 15, 2017

Via Edgar

Wilson K. Lee, Senior Staff Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Nukkleus Inc.

Form 10-K for the fiscal year ended September 30, 2016

Filed January 13, 2017

File No. 333-192647

Mr. Lee:

The following responses address the comments of the Staff (the “Staff”) as set forth in your letter (the “Comment Letter”) relating to the Annual Report on Form 10-K filed January 13, 2017, (the “Form 8-K”), of Nukkleus Inc. (“Nukkleus” or the "Company").

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2016

Exhibit 31.1

1.	We note the language in the certification filed does not conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within paragraph 4 and the exclusion of the language in paragraph 4(b). Please file an amendment to your annual report that includes a certification that conforms exactly to the language set forth within Item 601(b)(31) of Regulation S-K.

Response

Nukkleus has filed Amendment No. 1 to the Form 10K Annual Report to include the appropriate certification required by the language set forth within Item 601(b)(31) of Regulation S-K.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Emil Assentato

Emil Assentato, CEO, CFO and Chairman